EXHIBIT 99.1

Westport Fuel Systems Announces Supply Contract with NAFTAL

MTM to Supply LPG Systems to the Growing Algerian Market

VANCOUVER, British Columbia, Aug. 04, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems” or the “Company”) (TSX:WPRT / Nasdaq:WPRT) today announced a new contract between MTM (the fully owned Italian subsidiary of Westport Fuel Systems) and NAFTAL (Algerian State Owned Agency for Distribution and Sale of Oil and Gas) to supply 30,000 liquified petroleum gas (“LPG”) systems into the growing Algerian market.

The systems will be delivered in 2020 and 2021 and extends a long and successful partnership between MTM and NAFTAL that has already deployed more than 90,000 LPG systems in the last four years.  The growing market demand for LPG conversions in Algeria is supported by government efforts to reduce the import of petrol and diesel and promote LPG as a clean, abundant, and widely available national resource.

According to NAFTAL, Algeria has a current fleet of approximately 320,000 LPG vehicles representing 5.4% market share supported by a network of 680 filling stations. By 2024, it is projected that the market will grow to 1.3 million LPG vehicles or 19% market share with an expanded network of 1,600 filling stations.

“This contract is further evidence of the solid partnership between MTM and NAFTAL and the quality and performance of our cost-competitive, clean LPG systems” said Massimiliano Fissore, Executive Vice President Transportation at Westport Fuel Systems.  “We are proud to continue to serve our partner NAFTAL and support the national plan to grow the market share of LPG vehicles in Algeria” continued Marco Seimandi, Vice President Sales and Marketing at Westport Fuel Systems.

“NAFTAL is highly committed to the achievement of the objectives set by the Algerian government to transition to the expanded use of LPG fuel” said Mustapha Nouri, Director of Branche de Commercialisation of NAFTAL. “The new contract assures the continuity of supply of LPG kits to the NAFTAL network of workshops providing highly reliable and high-performance equipment".

About NAFTAL
NAFTAL, a branch of SONATRACH, ensures the energy security for future Algerian generations by enhancing national hydrocarbon resources, creating wealth, and working for the economic and social development of the country. SONATRACH is a major global energy supplier and the largest hydrocarbon company in Africa.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow.  We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry.  Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges.  Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:

Shawn Severson
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com